Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

ANNOUNCEMENT

DISCLOSEABLE TRANSACTIONS

SUBSCRIPTION OF WEALTH MANAGEMENT PRODUCTS

SUBSCRIPTION OF CIB WEALTH MANAGEMENT PRODUCTS

The Company, through its wholly-owned subsidiary, Lianjia (Tianjin) Enterprise Management Co., Ltd. (鏈家(天津)企業管理有限公司), subscribed for (i) CIB Wealth Management Product No.1 in the principal amount of RMB2 billion with CIB Wealth Management on November 28, 2022; and (ii) CIB Wealth Management Product No.2 in the principal amount of RMB1.6 billion with CIB Wealth Management on August 23, 2023.

HONG KONG LISTING RULES IMPLICATIONS

As all the applicable percentage ratios (as defined under Rule 14.07 of the Hong Kong Listing Rules) in respect of subscription of CIB Wealth Management Product No.1 were below 5%, the subscription of CIB Wealth Management Product No.1 did not constitute a discloseable transaction of the Company.

As (i) CIB Wealth Management Product No.1 and CIB Wealth Management Product No.2 were both issued by CIB Wealth Management and (ii) when subscribing for CIB Wealth Management Product No.2, CIB Wealth Management Product No.1 remains outstanding, pursuant to Rule 14.22 of the Hong Kong Listing Rules, the transactions shall be aggregated.

Pursuant to the Hong Kong Listing Rules, as one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Hong Kong Listing Rules) of the aggregated transaction amounts of the subscription of CIB Wealth Management Products exceeds 5% but all of the ratios are below 25%, such transactions constitute discloseable transactions of the Company and shall be subject to the notification and announcement requirements but exempt from the shareholders’ approval requirement under the Hong Kong Listing Rules.

BACKGROUND

The Company, through its wholly-owned subsidiary, Lianjia (Tianjin) Enterprise Management Co., Ltd. (鏈家(天津)企業管理有限公司), subscribed for (i) CIB Wealth Management Product No.1 in the principal amount of RMB2 billion with CIB Wealth Management on November 28, 2022; and (ii) CIB Wealth Management Product No.2 in the principal amount of RMB1.6 billion with CIB Wealth Management on August 23, 2023.

CIB WEALTH MANAGEMENT PRODUCTS

The principal terms of the subscription of CIB Wealth Management Products are set out as follows:

Product Name:	CIB Wealth Management Golden Snowball Wenliyouxiang Net Worth Wealth Management Product 2021 Tranche 42 (興銀理財 金雪球穩利優享2021年42期 淨值型理財產品)	CIB Wealth Management Wenliyouxiang Series B Closed-end Fixed Income Wealth Management Product 2023 Tranche 7 (興銀理財穩利優享B款2023年第7期封閉式固收類理財產品)

Date of Subscription:	November 28, 2022	August 23, 2023

Issuer:	CIB Wealth Management

Subscriber:	Lianjia (Tianjin) Enterprise Management Co., Ltd.

Subscription Amount:	RMB2 billion	RMB1.6 billion

Term of product:	365 days (November 30, 2022 186 days (August 25, 2023 to to November 30, 2023)	February 27, 2024)

Type of Investment Return:	Non-principal guaranteed with floating return

Risk level of product (internal risk assessment by the issuer):	Lower-level risk

Annualized rate of return of product expected by the Company:	3.05%	2.90%

Right of early termination or Redemption:	The Group has no right of early termination or redemption as long as the major terms remain unchanged

The subscription for the CIB Wealth Management Products is financed with the self-owned funds of the Group.

REASONS FOR SUBSCRIPTION OF CIB WEALTH MANAGEMENT PRODUCTS AND THEIR BENEFITS TO THE COMPANY

The Board believes that using temporary idle funds reasonably and effectively will enhance the capital gain of the Company, which is consistent with the core objectives of the Company to ensure capital safety and liquidity and meet the capital needs of the Group’s daily operations. The risk associated with subscription of CIB Wealth Management Products is lower-level, while the Company can enjoy a relatively higher return from investments in CIB Wealth Management Products after comparing quotes from different issuers.

The Directors consider that the terms of subscription of CIB Wealth Management Products are fair and reasonable, on normal commercial terms or better, and are in the interests of the Company and its shareholders as a whole.

INFORMATION OF THE PARTIES INVOLVED

The Company is an exempted company with limited liability incorporated in the Cayman Islands on July 6, 2018. The Company is a leading integrated online and offline platform for housing transactions and services, and a pioneer in building infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services.

Lianjia (Tianjin) Enterprise Management Co., Ltd. is a company incorporated in the PRC. It is a wholly-owned subsidiary of the Company and is mainly engaged in investment holding.

CIB Wealth Management is a wholly-owned subsidiary of Industrial Bank Co., Ltd, a licensed bank incorporated under the laws of the PRC listed on the Shanghai Stock Exchange with the stock code “601166”. The business scope of CIB Wealth Management mainly covers issuing wealth management products to the public and investing and managing the investors’ assets as trustee, issuing wealth management products to qualified investors and investing and managing the investors’ assets as trustee, and financial advisory and consulting services, etc.

To the best of Directors’ knowledge, information and belief after making all reasonable enquiries, CIB Wealth Management and its ultimate beneficial owner are third parties independent of the Group and its connected persons.

HONG KONG LISTING RULES IMPLICATIONS

As all the applicable percentage ratios (as defined under Rule 14.07 of the Hong Kong Listing Rules) in respect of subscription of CIB Wealth Management Product No.1 were below 5%, the subscription of CIB Wealth Management Product No.1 did not constitute a discloseable transaction of the Company.

As (i) CIB Wealth Management Product No.1 and CIB Wealth Management Product No.2 were both issued by CIB Wealth Management and (ii) when subscribing for CIB Wealth Management Product No.2, CIB Wealth Management Product No.1 remains outstanding, pursuant to Rule 14.22 of the Hong Kong Listing Rules, the transactions shall be aggregated.

Pursuant to the Hong Kong Listing Rules, as one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Hong Kong Listing Rules) of the aggregated transaction amounts of the subscription of CIB Wealth Management Products exceeds 5% but all of the ratios are below 25%, such transactions constitute discloseable transactions of the Company and shall be subject to the notification and announcement requirements but exempt from the shareholders’ approval requirement under the Hong Kong Listing Rules.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms shall have the meanings set out below:

“Board”	the board of Directors

“CIB Wealth Management”	CIB Wealth Management Co., Ltd. ( 興銀理財有限責任公司), a company incorporated in the PRC and a wholly-owned subsidiary of Industrial Bank Co., Ltd.

“CIB Wealth Management Product No.1”	CIB Wealth Management Golden Snowball Wenliyouxiang Net Worth Wealth Management Product 2021 Tranche 42 (興銀理財金雪球穩利優享2021年42期淨值型理財產品)

“CIB Wealth Management Product No.2”	CIB Wealth Management Wenliyouxiang Series B Closed-end Fixed Income Wealth Management Product 2023 Tranche 7 (興銀理財穩利優享B款2023年第7期封閉式固收類理財產品)

“CIB Wealth Management Products”	CIB Wealth Management Product No.1 and CIB Wealth Management Product No.2, collectively

“Company”	KE Holdings Inc.

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries and consolidated affiliated entities from time to time

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time)

“PRC”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning ascribed thereto in the Hong Kong Listing Rules

“%”	per cent

By Order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

Hong Kong, August 23, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Wangang Xu and Mr. Tao Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.